UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Netzee, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64122W306 (CUSIP Number)

December 5, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64122W306

1.	Names of Reporting Persons. InterCept, Inc. (formerly The InterCept Group, Inc.) I.R.S. Identification Nos. of above persons (entities only). 58-2237359

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 944,709 (1) 6. Shared Voting Power 0 7. Sole Dispositive Power 944,709 (1) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 944,709 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 28.1% (1)

12.	Type of Reporting Person (See Instructions) CO

(1)	See, however, InterCept, Inc.’s voting agreement described in Item 4(a).

Item 1(a)	Name of Issuer: Netzee, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 6190 Powers Ferry Road, Suite 400 Atlanta, Georgia 30339

Item 2(a)	Name of Person Filing: InterCept, Inc.

Item 2(b)	Address of Principal Business Office or, if None, Residence: 3150 Holcomb Bridge Road, Suite 200 Norcross, Georgia 30071

Item 2(c)	Citizenship Georgia, United States

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 64122W306

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4	Ownership.

(a)    Amount Beneficially Owned:
InterCept, Inc. beneficially owns 944,709 shares of Netzee. On December 5, 2002, Netzee, Inc. agreed to sell its assets to a subsidiary of Certegy, Inc. In connection with the asset sale, InterCept entered into a voting agreement with Certegy whereby InterCept agreed to vote its shares of Netzee in favor of the asset sale, and InterCept delivered an irrevocable proxy to Certegy to vote InterCept’s shares in favor of the asset sale. InterCept also agreed that it would not transfer or otherwise encumber any of its shares of Netzee. All of these agreements will terminate upon the earlier of the completion of the asset sale or the termination of the asset sale agreement between Netzee and Certegy.

(b) Percent of Class: 28.1%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote 944,709

(ii) shared power to vote or to direct the vote 0

(iii) sole power to dispose or to direct the disposition of 944,709

(iv) shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2002

(Date)

INTERCEPT, INC.

By:	/s/ SCOTT R. MEYERHOFF
(Signature)

Scott R. Meyerhoff, Chief Financial

Officer and Secretary

(Name/Title)